
REVENUE LOAN AGREEMENT

(Promissory Note)


Date of Loan:
[EFFECTIVE DATE]

Amount of Loan:
$[AMOUNT]

Payment Start Date:
is defined in Section 1(g)

For value received Dream Superior LLC , a limited liability company (the "**Borrower**" or the "**Company**"), hereby promises to pay to the order of [ENTITY NAME] ("**Lender**"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below.

1. **Definitions**.
    a. "**Net Revenues**" means all of the Borrower's cash receipts, less returns, costs of goods sold, processing fees, credit card fees, subscriptions, shipping, operational costs, wages and salaries, benefits, bonuses, utilities, debt and debt service payments, taxes, insurance, marketing expenses, and all other costs, expenses, liabilities, and fees, from all sales of any kind

    b. "**Designated Lead Investor**" means a holder of a Note who is designated by the Company as the Designated Lead Investor, and which such holder has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions of Section 13.

    c. "**Lenders**" means all of the purchasers of Notes in the crowdfunding offering of which this Note is a part.

    d. "**Major Lender**" means a holder of a Note if the Principal Sum of such Note is equal to or greater than $25,000.

    e. "**Measurement Period**" means the period of time with respect to which a payment is made.

    f. "**Note**" means this Note and any other promissory note issued by the Company in the crowdfunding offering. "**Notes** " means all of the Notes issued in the crowdfunding offering of which this Note is a part.

    g. "**Payment Start Date**" means the date which is eighteen (18) months after the Company opens the following described location for business and generates revenue from customers: new bathhouse building at 110 2nd Ave E Grand Marais, MN 55604.

    h. "**Permitted Deferral**" is defined in Section 3(a) hereof.

i. **"Pro-Rata Share"** or a Lender's "ratable interest" or the like shall be deemed to refer, at any time, to a fraction, the numerator of which is the initial amount of the Notes issued to such Lender, and the denominator of which is the total amount of the Notes issued in this offering.

j. **"Proxy"** has the meaning provided in Section 13(b).

k. **"Repayment Amount"** means amount that is **1.5x** the amount of the Loan.

l. **"Revenue Percentage"** means **2%.** All Lenders in the offering who invest the same amount will receive the same Revenue Percentage based on the amount of their Loans.

2. **Basic Terms.**

   a. **Group of Revenue Loans.** This Loan is issued as part of a group of identical loans issued to a number of investors in the offering.

   b. **When Paid in Full.** The loan will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount, except in the Event of a Default, in which the Borrower will owe Lender additional amounts as set forth herein.

   c. **Interest Rate.** The interest rate on this Loan is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3. **Payments.**

   a. **Annual Payments.** Borrower shall make **no payments of any kind under this Agreement prior to the Payment Start Date.** Beginning on the Payment Start Date, which shall occur eighteen (18) months after the Company opens the new bathhouse for business and begins generating revenue, Borrower shall make annual payments to the Lender until the Repayment Amount is repaid in full; provided, however, that at any time the Company may defer up to fifty (50) percent of such payments upon notice to Lender, but no single deferral may exceed six (6) months, and the total deferral period may not exceed eighteen (18) months during the life of this Agreement (each, a **"Permitted Deferral"**)

   b. **Amount of Each Payment.** The amount of each payment shall be the product of the Revenue Percentage and the Net Revenues from the Measurement Period ended immediately prior to the payment date.

   c. **Timing of Payment.** The Borrower will make the payment to the Lender hereunder (or cause the payments to be made through an agent) within thirty (30) days of the end of each Measurement Period.

   d. **Order of Application of Payments.** All payments under this Agreement shall be applied first to interest and then to principal.

   e. **Place of Payment.** All amounts payable hereunder shall be payable at the office of Wefunder, Inc., c/o Lender, [ENTITY NAME]   , unless another place of payment shall be specified in writing by Lender.

   f. **Pro Rata Payments.** All payments will be made pro rata among all of the Lenders.

4. **Prepayment.** The Borrower may pay off all of the Loans in their entirety at any time by paying the Lenders any unpaid part of the Repayment Amount for all of the Loans. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on the amount of their Loans to the Borrower.

5. **Characterization of Investment.** The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to

comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

6. **Sharing of Payments**. If the Lender shall obtain any payment from the Borrower, whether voluntary, involuntary, through the exercise of any right of setoff or otherwise, on account of the Loan in excess of its Pro-Rata Share of such payments, the Lender shall remit the excess amount to Wefunder to be shared ratably with the other investors.

7. **Unsecured Note & Liquidation Priority.** This Note shall be unsecured. The amounts due to Lender hereunder shall be unsecured and Lender acknowledges that it will not have any collateral or security for the Loan. In addition, Lender understands that the Company will be securing a bank loan along with any substitutions or replacements thereof (the "**Senior Indebtedness**") and that the Loan is and shall be subordinate in payment, collection, priority of security interests, and in all other ways, to the Senior Indebtedness. In a Liquidity Event or Dissolution Event, this Note is intended to operate such that Lender is an unsecured general creditor, with right of payment junior to senior debt and senior to any equity payments, as follows:
    a. Junior to payment of outstanding senior indebtedness;
    b. Pari passu with other outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into capital stock of the Company); and
    c. Senior to payments for SAFEs and capital stock of the Company

8. **Company Representations**
    a. The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.
    b. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.
    c. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.
    d. No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or

filings under applicable securities laws, and (iii) any approvals necessary from the Senior Lender or in regard to the Senior Indebtedness.

9. **Lender Representations**
    a. The Lender has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.
    b. If the Lender has checked the box next to "Accredited Investor" on the signature page, the Lender represents that he, she or it is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act. If the Lender has checked the box next to "Unaccredited Investor" on the signature page, the Lender represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Lender has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Lender is purchasing this instrument and the securities to be acquired by the Lender hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Lender has no present intention of selling, granting any participation in, or otherwise distributing the same. The Lender has such knowledge and experience in financial and business matters that the Lender is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Lender's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

10. **Default.** Each of the following events shall be an "**Event of Default**" hereunder:
    a. Other than with respect to a Permitted Deferral, Borrower fails to pay any of the outstanding principal amount due under this Note on the date the same becomes due and payable or within fifteen (15) business days thereafter or any accrued interest or other amounts due under this Note on the date the same becomes due and payable or within fifteen (15) business days thereafter;
    b. Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or
    c. An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.
    d. Upon the occurrence of an Event of Default hereunder and subject to the rights and restrictions of the Senior Lender in regard to the senior Indebtedness all unpaid principal, accrued interest and other amounts owing hereunder shall automatically be immediately due, payable and collectible by Lender pursuant to applicable law.

11. **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all Notes issued in the same offering. In the event that the Company is obligated to repay the Notes and does not have sufficient funds

to repay all the Notes in full, payment shall be made to the holders of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder. All rights pursuant to the Loan shall be subordinate in payment and collection to the Senior Lender and the Senior Indebtedness.

12. **Subordination.** The indebtedness evidenced by this Note is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of the Senior Indebtedness. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, the principal of, unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement and other amounts due in connection with (a) indebtedness of Borrower to banks or commercial finance or other lending institutions regularly engaged in the business of lending money (including venture capital, investment banking or similar institutions and their affiliates which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), whether or not secured, and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

   a. **Insolvency Proceedings**. If there shall occur any receivership, insolvency, assignment for the benefit of creditors, bankruptcy, reorganization or arrangements with creditors (whether or not pursuant to bankruptcy or other insolvency laws), sale of all or substantially all of the assets, dissolution, liquidation or any other marshaling of the assets and liabilities of Borrower, (a) no amount shall be paid by Borrower in respect of the principal of, interest on or other amounts due with respect to this Note at the time outstanding, unless and until the principal of and interest on the Senior Indebtedness then outstanding shall be paid in full, and (b) no claim or proof of claim shall be filed by or on behalf of Lender which shall assert any right to receive any payments in respect of the principal of and interest on this Note except subject to the payment in full of the principal of and interest on all of the Senior Indebtedness then outstanding.

   b. **Default on Senior Indebtedness**. If there shall occur an event of default that has been declared in writing with respect to any Senior Indebtedness, as defined therein, or in the instrument under which it is outstanding, permitting the holder to accelerate the maturity thereof and Lender shall have received written notice thereof from the holder of such Senior Indebtedness, then, unless and until such event of default shall have been cured or waived or shall have ceased to exist, or all Senior Indebtedness shall have been paid in full, no payment shall be made in respect of the principal of or interest on this Note unless within 180 days after the happening of such event of default the maturity of such Senior Indebtedness shall not have been accelerated. Not more than one notice may be given to Lender pursuant to the terms of this Section during any 365-day period.

   c. **Further Assurances**. By acceptance of this Note, Lender agrees to execute and deliver customary forms of subordination agreement requested from time to time by the holders of Senior Indebtedness and, as a condition to Lender's rights hereunder, Borrower may require that Lender execute such forms of subordination agreement; provided that such forms shall not impose on Lender terms less favorable than those provided herein.

   d. **Subrogation**. Subject to the payment in full of all Senior Indebtedness, Lender shall be subrogated to the rights of the holder(s) of such Senior Indebtedness (to the extent of the payments or distributions made to the holder(s) of such Senior Indebtedness pursuant to the provisions of this Section 12) to receive payments and distributions of assets of Borrower applicable to the Senior Indebtedness. No such payments or distributions applicable to the Senior Indebtedness shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by

Borrower to or on account of this Note; and for purposes of such subrogation, no payments or distributions to the holders of Senior Indebtedness to which Lender would be entitled except for the provisions of this Section shall, as between Borrower and its creditors, other than the holders of Senior Indebtedness and Lender, be deemed to be a payment by Borrower to or on account of the Senior Indebtedness.

e. **No Impairment.** Subject to the rights, if any, of the holders of Senior Indebtedness under this Section to receive cash, securities or other properties otherwise payable or deliverable to Lender, nothing contained in this Section shall impair, as between Borrower and Lender, the obligation of Borrower, subject to the terms and conditions hereof, to pay to Lender the principal hereof and interest hereon as and when the same become due and payable, or shall prevent Lender, upon default hereunder, from exercising all rights, powers and remedies otherwise provided herein or by applicable law.

f. **Lien Subordination.** Any lien or security interest of Lender, whether now or hereafter existing in connection with the amounts due under this Note, on any assets or property of Borrower or any proceeds or revenues therefrom which Lender may have at any time as security for any amounts due and obligations under this Note, shall be subordinate to all liens or security interests now or hereafter granted to a holder of Senior Indebtedness by Borrower or by law notwithstanding the date, order or method of attachment or perfection of any such lien or security interest or the provisions of any applicable law.

g. **Applicability of Priorities**. The priority of the holder of the Senior Indebtedness provided for herein with respect to security interests and liens are applicable only to the extent that such security interests and liens are enforceable and perfected and have not been avoided; if a security interest or lien is judicially determined to be unenforceable or unperfected or is judicially avoided with respect to any claim of the holder of the Senior Indebtedness or any part thereof, the priority provided for herein shall not be available to such security interest or lien to the extent that it is avoided or determined to be unenforceable or unperfected. The foregoing notwithstanding, Lender covenants and agrees that it shall not challenge, attack or seek to avoid any security interest or lien to the extent that it secures any holder of the Senior Indebtedness. Nothing in this Section affects the operation of any subordination of indebtedness or turnover of payment provisions hereof, or of any other agreements among any of the parties hereto.

h. **Reliance of Holders of Senior Indebtedness.** Lender, by its acceptance hereof, shall be deemed to acknowledge and agree that the foregoing subordination provisions are, and are intended to be, an inducement to and a consideration of each holder of Senior Indebtedness, whether such Senior Indebtedness was created or acquired before or after the creation of the indebtedness evidenced by this Note, and each such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and holding, or in continuing to hold, such Senior Indebtedness.

13. **Irrevocable Proxy**

a. If the Lender is not a Major Lender, the Lender hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Lender, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Lender pursuant to this Section 13(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final payment.

The proxy and power, so long as the Lender is an individual, will survive the death, incompetency and disability of the Lender and, so long as the Lender is an entity, will survive the merger or reorganization of the Lender or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 13(a) and Section 13(b) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto

b. If the Lender is not a Major Lender:

   i.   Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor, in his or her capacity as the Lender's true and lawful proxy and attorney pursuant to Section 13(a) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Lender pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Lender otherwise exist against the Proxy. The Lender shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Lender pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy shall reimburse the Lender the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the amount of loan). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Lender or otherwise. The Lender acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

   ii. A decision, act, consent or instruction of the Proxy constitutes a decision of the Lender and is final, binding and conclusive upon the Lender. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Lender. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

14. **Waiver**. Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

15. **Amendments**. Any provision of this instrument (other than the Repayment Amount) may be amended, waived or modified as follows: upon the written consent of the Borrower and either (i)

the Designated Lead Investor or (ii) the holders of a majority in principal of the Notes issued in this offering by the Company.

16. **Notice**. Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

17. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of Minnesota, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction. All disputes arising hereunder shall be venued in the Sixth District Court, Cook County, Minnesota and the parties hereto consent to the jurisdiction of said Court.

18. **Successors and Assigns**. Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that the Company may assign this instrument in whole, without the consent of the Lender, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

19. **No Stockholder Rights**. The Lender is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of capital stock of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Borrower or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

20. **Tax Withholding**. Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

21. **Not Effective Until Acceptable by Borrower**. This Agreement is not effective until the Borrower has accepted the Lender's subscription.

IMPORTANT NOTICES AND DISCLAIMER: Investing in the Loan offered via this Agreement involves a significant risk and is suitable only for those who can afford potential loss. This investment, and to the extent considered securities, have not been reviewed or approved by the SEC or state commissions. The Loan is offered under registration exemptions and has restrictions on transfer. This Agreement is not an offer to buy or sell in jurisdictions where such actions are unlawful and does not authorize representations beyond its contents. Investors should consult professional advisors for legal, business, or tax advice. The information contained herein and provided to Investor is for evaluation of this Agreement only and Investor shall not disseminate said information to any third parties. The Company's ability to repay the Loan is not guaranteed and is subject to many risks and other factors.

[Signature page follows.]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

Amount of Loan: $[AMOUNT]

BORROWER:

Dream Superior LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

LENDER:

[ENTITY NAME]

By: _____

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Lender is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited